Exhibit 99.1

VIÑA CONCHA Y TORO REPORTS

FIRST QUARTER 2015 RESULTS

Santiago, Chile, May 29th, 2015 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the first quarter 2015 ended March 31st, 2015. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31st, 2015 (US$1.00 = Ch$ 626.58).

Highlights 1Q2015 vs 1Q2014

•	Total sales increased by 1.7% to Ch$ 116,312 million in the quarter. Sales in 4Q2014 registered an increase of 27.5% influenced by higher commercialized volumes and higher exchange rates.
•	Total volume sales decreased 3.7%, preceded by an outstanding growth of 11.6% in 4Q2014.
•	Export markets sales in Chilean pesos increased 2.4%.
•	Chilean domestic sales raised 3.2% totaling Ch$ 22,374 million, where wine sales registered an increase of 8.4% and 5.5% in value and volume, respectively.
•	Trivento’s total sales (excluding wine shipments to Company’s distribution subsidiaries) increased 12.5% totaling Ch$5,015 million. Domestic Sales registered an increment of 34.4%, in value. Regarding Export sales, Trivento registered a growth of 7.6%, in value.
•	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) decreased 14.2% totaling Ch$11,459 million. Domestic average sale price registered an increase of 2.1%.
•	Net income dropped to Ch$5,878 million, representing a decrease of 33.1%.
•	Operating Income plus depreciation and amortization decreased 11.9% to Ch$14,003 million, the figure over sales reached 12.0%.

Summary

In the first quarter of 2015, net sales increased by 1.7% totaling Ch$116,312 million, in comparison to the Ch$114,344 totaled in the first quarter of 2014.

The increase in sales is explained by: i) lower commercialized volumes and ii) mixed trends regarding the exchange rate of the currencies that we trade against U.S. dollar.

In accordance to the commercialized volumes, the Company noticed that the comparison base set in 2014 was impacted by the volumes sold during 2013, in which the Company faced a strike that last 45 days in the second quarter. The untypical 2013 impacted the comparison base for 2014, generating weaker scenarios for the 1Q14, 2Q14 and 4Q14; in which the Company registered two digits growth in Export Markets. In the opposite, the 3Q14 faced a higher comparison base. Stands out the growth experienced in the 4Q14, where volumes in Export Markets increased 14.7%. In this regard, sales carried out during 1Q15 were impacted by the strong performance in sales achieved in the previous quarter, period that provoked certain seasonality over the inventory levels of Concha y Toro’s costumers and distributors.

In terms of exchange rates, the 1Q15 registered mixed performances among the currencies that the Company trades. Contrasting the trend saw in 2014, the impact of the depreciation of the Chilean peso against U.S. dollar was offset by the depreciation of the Sterling Pound, Euro, Canadian dollar, Brazilian Real, Argentinean peso, Mexican peso, Yen, Norway and Sweden crowns, against the U.S. dollar. During the quarter the Chilean peso appreciated against Euro (6.9%); Brazilian Real (6.4%); Norway crown (11.0%); Sweden crown (12.2%); Argentinean peso (1.0%) and Yen (2.3%). Considering that these currencies approximately gathered 19% of total sales, the mentioned appreciation had a negative impact over the performance of this quarter. Regarding Canadian dollars, Sterling Pound and Mexican peso; the Chilean peso depreciated in a low single digit. These currencies approximately represented 28% of total sales. In different trend, the Chilean peso depreciated 13.2% against U.S. dollar.

In accordance to the performance registered by exchange rates during the first quarter, the average sales price in Export Market (from Chile) and U.S. Exports registered a drop of 6.8% and 19.4%, respectively. In Export Markets (from Chile), the average sales price has an important exposure to the Sterling Pound, Euro, Brazilian Real, Norway and Sweden Crown. In same way, the average export price for U.S. exports has a higher exposure to the Canadian dollar, Sterling Pound and Euro; all currencies that depreciated against U.S. dollar during the 1Q15.

Sales in Export Market registered an increase of 2.4% in value, totaling Ch$75,908 million, as a resultant of mentioned effects and lower commercialized volumes of 3.3%.

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Fetzer’s total wine sales to third parties (excluding shipments to distribution subsidiaries) in Chilean pesos decreased 14.2% during the first quarter of 2015. The decrease in sales was the resultant of a combined effect of a higher average sales price in Domestic Markets, in US$ dollars, and lower average sales price in Export Market, in addition with lower commercialized volume in both markets.

In the quarter, Argentinean total wine sales to third parties (excluding shipments to distribution subsidiaries) increased 12.5% in value and registered a drop of 3.9% in volume. The rise in sales was mainly driven by a better mix of sales, where bottled sales registered an increase in volume. In the opposite, bulk wine sales dropped in comparison with 1Q14.

In the quarter, the operating income plus depreciation and amortization totaled Ch$14,003, representing a decrease of 11.9% in comparison to the same period of 2014. The result is explained by lower commercialized volumes and a mixed performance of the Chilean peso against U.S. dollar, Sterling Pound, Euro and Brazilian Real. In the first quarter, the Chilean peso depreciated against the US dollar by 13.2% and Sterling Pound by 3.5%. In the opposite, the Chilean peso appreciated against Euro by 7.1% and Brazilian Real by 6.8%. Regarding SG&A as percentage over sales, expenses registered an increase that reached 28.4% in comparison to the 27.5% obtained in 1Q14. The mentioned increase is mainly explained by lower commercialized volumes, which did not permit to dilute the expense structure in higher volumes.

In this quarter, the net income attributable to owners of the company decreased 33.1% to Ch$5,878 million explained by the effects mentioned above.

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First Quarter 2015 Results

Total Revenues

Company revenues increased 1.7% totaling Ch$116,312 million in the first quarter. The result is explained by a combined effect of higher exchange rate for USD/CLP and GBP/CLP; a decrease in volume and a lower average sales price in export markets in U.S. dollar, mainly explained by the depreciation of local currencies against U.S. dollar.

Table 1

Total Sales

Total Sales (*) (in Ch$ million)		1Q15	1Q14	Change (%)
Chile Domestic Market - wine		12,318	11,368	8.4%
Chile Domestic Market - new business		10,055	10,314	-2.5%
Export markets (1)		75,908	74,128	2.4%
Argentina Domestic		1,087	809	34.4%
Argentina Exports (2)		3,928	3,651	7.6%
U.S.A. Domestic		10,626	11,910	-10.8%
U.S.A. Exports (2)		833	1,445	-42.4%
Other Revenues		1,555	720	116.1%
Total Sales		116,312	114,344	1.7%

Total Volume (*) (thousand liters)		1Q15	1Q14	Change (%)
Chile Domestic Market - wine		12,493	11,842	5.5%
Chile Domestic Market - New Business		5,875	6,187	-5.0%
Export markets (1)		38,119	39,429	-3.3%
Argentina Domestic		1,090	1,061	2.8%
Argentina Exports (2)		2,022	2,180	-7.2%
U.S.A. Domestic		3,367	4,514	-25.4%
U.S.A. Exports (2)		288	454	-36.7%
Total Volume		63,255	65,667	-3.7%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	986.0	960.9	2.6%
Export Markets	US$	3.26	3.50	-6.8%
Argentina Domestic	US$	1.83	2.07	-11.6%
Argentina Exports	US$	3.15	3.23	-2.3%
U.S.A. Domestic	US$	5.27	5.17	2.1%
U.S.A. Exports	US$	4.63	5.75	-19.4%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

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Export Sales

Export sales from Chile and distribution subsidiaries increased 2.4% to Ch$75,908 million as compared to Ch$74,128 million in 1Q 2014. The increase in sales was driven by higher exchange rate due to the depreciation of the Chilean peso against U.S. dollar (13.2%) and Sterling pound (3.2%). The performance in sales was offset by a drop in commercialized volumes (3.3%) due to the effect mentioned in the summary regarding the higher sales in the 4Q14; and lower average export price in U.S. dollar (6.8%). During the quarter the Chilean peso appreciated against Euro (6.9%); Brazilian Real (6.4%); Norway crown (11.0%); Sweden crown (12.2%); Argentinean peso (1.0%) and Yen (2.3%). Considering that these currencies approximately gathered 19% of total sales, the mentioned appreciation had a negative impact over the performance of this quarter. Regarding Canadian dollars, Sterling Pound and Mexican peso; the Chilean peso depreciated in a low single digit. These currencies approximately represented 28% of total sales. In different trend, the Chilean peso depreciated 13.2% against U.S. dollar.

In terms of value and volume, total export sales (including exports from Chile, Argentina, Fetzer and sales of Distribution Subsidiaries) registered different trends, while sales in value increased by 1.8% to Ch$80,669 million and export volumes dropped 3.9% to 4.5 million nine liter cases, during the first quarter of 2015.

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

1st Quarter 2015

Most of export regions registered a drop in commercialized volumes: Canada (7.8%); Central America & Caribbean (2.1%); South America (6.5%); Asia (21.4%) and Africa & Others (31.8%). In opposite Europe and U.S. registered positive growth of 1.7% and 0.1%, respectively.

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Domestic Sales, Chile

Domestic wine sales increased 8.4% in value totaling Ch$12,318 million, similar trend in terms of volume, where sales registered an increase of 5.5%, totaling 1.4 million nine liter cases. The average sale price raised 2.6% in the 1Q 2015.

The increase in value reflects higher sales in value in the Premium segment (25.2%) as well in Non-Premium segment (2.5%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 27.3% and 4.2%, respectively. Premium (and above) categories represented 8.1% of the domestic volume and 30.8% of the domestic sales in pesos.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits decreased 2.5% totaling Ch$10,055 million in terms of value and 5.0% in terms of volume. The mentioned drop is explained by a combined effect of a decrease in the sales of spirits (17.3%) and increasing in sales of beers (8.8%) and energy drinks (26.2%), in terms of value.

Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 12.5% to Ch$5,012 million as a resultant of a change in the mix of sales, higher commercialized volumes in domestic market (2.8%) and a drop in volumes in export market (7.2%).

In the first quarter, export sales totaled 225 thousand of nine liter cases. Regarding the domestic market, the 1Q 2015 registered an increase in total volume sales totaling 121 thousand of nine liter cases.

U.S.A (Fetzer)

In the fourth quarter of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) decreased 14.2% totaling Ch$11,459 million, driven by a drop in domestic sales of 25.4% in terms of value. The decreased in volume is partially explained by an increase in the average sales price (2.1%), which is part of the Fetzer’s strategy to focus its wines in higher segments.

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The export total sales registered a decrease of 42.4% in comparison to 1Q 2014, driven by a decrease of 36.7% in volume and 19.4% in the average export price. In terms of the average sales price (in U.S. dollar), the drop is explained by the depreciation of the most important currencies for U.S. exports. During the quarter the Canadian dollar depreciated 12.4% against the U.S. dollar; Euro (21.7%) and Sterling Pound (9.2%).

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 116.1% to Ch$1,555 million, in comparison to the 1Q 2014.

Cost of Sales

In the quarter, the total cost of sales increased 3.4% to Ch$73,819 million (US$ 117.8 million) from Ch$71,383 million (US$113.9 million) in 1Q 2014. The cost of sales as a percentage of total sales rose to 63.5% from 62.4%.

The gross margin decreased to 36.5% from 37.6%, due to lower volumes and the appreciation of Chilean peso against Euro and Brazilian Real.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 7.3% to Ch$33,001 million (US$52.7 million) in 1Q15 compared to Ch$31,430 million (US$50.2 million) in 1Q14. As a percentage of sales, SG&A increased to 28.4% from 27.5% reached in 1Q14. The lower commercialized volume during the 1Q15 impacted negatively the SG&A structure because expenses were diluted in lower volumes, raising the figure over sales. The SG&A was also impacted by a higher exchange rate, increasing the expenses in the foreign operations which are nominated in foreign currencies.

Operating Income

In the first quarter the Operating Income (Gross Revenue, Distribution cost and Administrative expenses) decreased 17.7% to Ch$9,491 million in comparison to Ch$11,531 million in 1Q 2014. The operating margin as a percentage of sales decreased to 8.2% from 10.1% in 1Q 2014. The drop is driven by the effects mentioned above, mainly impacted by lower commercialized volumes that did not permit to dilute costs and expenses as expected, deteriorating the Company’s margins.

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Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered losses of Ch$1,295 million as compared to the losses obtained in 1Q14 which totaled Ch$339 million, mainly due to a lower Exchange Difference in the same three month period. Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports.

Financial expenses registered an increase of 8.0% totaling Ch$2,575 million in the quarter, in comparison to the Ch$2,384 million obtained during the same period of 2014.

As of March 31st, 2015, Net Financial Debt1 amounted to Ch$ 199,630 million, representing a decrease of Ch$ 20,012 million as compared to the Net Financial Debt as of March 31st, 2014.

Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company dropped 33.1%, totaling Ch$5,878 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$7.9 per share in comparison to Ch$11.8 registered during the 1Q14.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Balance Sheet

Assets

As of March 31st, 2015, Concha y Toro consolidated assets totaled Ch$923,179 million, representing an increase of 6.7% in comparison to March 31st, 2014, mainly due to a higher level of Cash and cash equivalents and Derivatives.

Liabilities

As of March 31st, 2015, Net Financial Debt2 amounted to Ch$ 199,630 million, representing a decrease of Ch$ 20,012 million as compared to the Net Financial Debt as of March 31st, 2014.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,125 hectares of vineyards in Chile; 1,143 hectares in Argentina and 469 in the U.S (As of March 31st, 2015).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,435 employees and is headquartered in Santiago, Chile (As of December 31st, 2014).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	1Q2015	1Q2014	Change
	Th. Ch$	Th. Ch$	%

Income from ordinary activities	116,311,910	114,344,311	1.7%
Cost of sales	(73,819,201)	(71,383,278)	3.4%

Gross Profit	42,492,709	42,961,033	-1.1%

Other income by function	184,715	139,028	32.9%
Distribution costs	(25,312,321)	(24,895,614)	1.7%
Administrative expenses	(7,689,134)	(6,534,775)	17.7%
Other expenses by function	(209,524)	(134,558)	55.7%
Financial income	267,827	144,721	85.1%
Financial expenses	(2,575,211)	(2,384,125)	8.0%
Participation in income (loss) of associates and joint-ventures recorded	551,605	481,779	14.5%
using the equity method Exchange differences	491,457	1,954,241	-74.9%
Income/expense by adjustment units	(5,905)	(540,368)	-98.9%

Income before tax	8,196,218	11,191,362	-26.8%
Income tax expense	(2,239,251)	(2,321,329)	-3.5%

Net Income	5,956,967	8,870,033	-32.8%

Net income attributable to owners of the company	5,878,376	8,782,446	-33.1%
Net income attributable to non-controling interests	78,591	87,587	-10.3%
Operating Income plus Depreciation and Amortization	14,003,144	15,898,088	-11.9%
Gross Revenue	42,492,709	42,961,033	-1.1%
Distribution costs	(25,312,321)	(24,895,614)	1.7%
Administrative expenses	(7,689,134)	(6,534,775)	17.7%
Depreciation	4,247,813	4,108,601	3.4%
Amortization	264,077	258,843	2.0%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2015	March 31, 2014
Assets

Cash and cash equivalents	44,147,479	21,228,488
Inventories	218,053,303	222,912,667
Accounts receivable	129,535,478	133,719,664
Biological current assets	12,001,847	12,970,859
Other current assets	52,831,680	46,051,594
Total current assets	456,569,787	436,883,272

Property, plant & equipment, net	345,465,280	333,963,070
Investments accounted for using the equity method	21,277,818	18,371,562
Other non current assets	99,865,982	75,978,375
Total non current assets	466,609,080	428,313,007
Total assets	923,178,867	865,196,279

Liabilities
Other current financial liabilities	56,000,132	49,574,304
Other current liabilities	141,096,378	120,819,334
Total current liabilities	197,096,510	170,393,638

Other non-current financial liabilities	220,754,299	226,506,831
Other non current liabilities	47,945,924	38,304,408
Total non current liabilities	268,700,223	264,811,239

Total Liabilities	465,796,733	435,204,877

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	371,749,691	355,913,130
Other reserves	-18,120	-11,113,885
Net equity attributable to parent comp. shareholders	455,910,361	428,978,035
Non-controlling interest	1,471,773	1,013,367
Total Equity	457,382,134	429,991,402
Total liabilities and Equity	923,178,867	865,196,279
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